UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

04 February 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Improved organic sales in the first half of the fiscal year, despite a challenging environment

-   Reported net sales of $10.9 billion declined 0.6% due to unfavourable foreign exchange, partially offset by an increase in organic net sales.
-   Organic net sales returned to growth and increased $101 million or 1.0%, driven by positive price/mix of 1.2pps, partially offset by a 0.2% volume decline.
-   Reported operating profit declined 4.9% and reported operating profit margin declined 132 bps, primarily due to unfavourable foreign exchange and a decline in organic operating margin.
-   Organic operating profit declined by $42 million or 1.2%; organic operating margin declined 69 bps primarily due to continued investment primarily in overheads, partially offset by reduced marketing spend and positive gross margin expansion.
-   Diageo grew or held total market share in 65%(1) of total net sales value in measured markets, including in the US.
-   EPS pre-exceptionals declined 9.6% to 97.7 cents largely due to a significantly lower Moët Hennessy contribution and unfavourable foreign exchange.
-   Net cash flow from operating activities increased by $0.2 billion to $2.3 billion. Free cash flow increased by $0.1 billion to $1.7 billion.
-   Medium-term guidance has been removed due to the current macroeconomic and geopolitical uncertainty in many of our key markets impacting the pace of recovery. We remain confident of favourable industry fundamentals and our ability to outperform. Instead in the interim, we will provide more regular near term guidance.
-   Declared interim dividend of 40.5 cents.
-   Leverage ratio of 3.1x (net debt to EBITDA) as at 31 December 2024.

Debra Crew, Chief Executive, said:
Our fiscal 25 first half results marked a return to growth, delivering organic net sales growth of 1% despite a challenging industry backdrop as consumers continue to navigate through inflationary pressures. Growth in four of our five regions was supported by market share gains. Notably, in North America, we outperformed the market with high quality share growth and positive organic net sales growth, driven by strong execution and momentum in Don Julio and Crown Royal. I'm also particularly proud of the performance of our iconic Guinness brand, which delivered double-digit growth for an eighth consecutive half, supported by brand building expertise, innovation and growing global momentum.
While the pace of recovery has been slower in several key markets, we remain confident of favourable long-term industry fundamentals and more importantly in our ability to outperform the market. Spirits remains an attractive sector with a long runway for growth, as we expect to continue to gain share within Total Beverage Alcohol (TBA). Additionally, our investments in digital capabilities, supply chain, and our transformational route-to-market changes will all be supportive in driving long term sustainable growth, and I am pleased that we are already seeing early benefits from changes in our US route-to-market transformation. Diageo has anticipated and planned for a number of potential scenarios regarding tariffs in recent months. The confirmation at the weekend of the implementation of tariffs in the US, whilst anticipated, could very well impact this building momentum. It also adds further complexity in our ability to provide updated forward guidance given this is a new and dynamic situation. We are taking a number of actions to mitigate the impact and disruption to our business that tariffs may cause, and we will also continue to engage with the US administration on the broader impact that this will have on everyone supporting the US hospitality industry, including consumers, employees, distributors, restaurants, bars and other retail outlets.
Finally, on behalf of the Board, and personally, I would like to thank Javier Ferrán for the enormous contribution he has made as Chair at Diageo. His dedication and stewardship have left the company in a strong position for high-quality future growth. I would also like to welcome Sir John Manzoni as his successor. I am certain that the experience he brings as new Chair will be invaluable.
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU122.8m			$3,155m			87.1c
(F24 H1: EU124.6m)			(F24 H1: $3,317m)			(F24 H1: 98.6c)
Reported movement	(1)%	↓	Reported movement	(5)%	↓	Reported movement	(12)%	↓
Organic movement(2)	-%	↓	Organic movement(2)	(1)%	↓	Eps before exceptional items(2)	(10)%	↓
Net sales			Net cash from operating activities			Interim dividend per share
$10,901m			$2,325m			40.50c
(F24 H1: $10,962m)			(F24 H1: $2,146m)			(F24 H1: 40.50c)
Reported movement	(1)%	↓	F25 H1 free cash flow(2) $1,696m			Flat	-%
Organic movement(2)	1%	↑	F24 H1 free cash flow(2) $1,571m
(1)     Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value for the six months ended 31 December 2024.
(2)      See pages 45-51 for an explanation and reconciliation of non-GAAP measures.
See pages 45-51 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the six months ended 31 December 2024 compared to the six months ended 31 December 2023.

Dividend
An interim dividend of 40.50 cents per share (2023 - 40.50 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 28 February 2025. The ex-dividend date is 27 February 2025 for holders of ordinary shares and 28 February 2025 for holders of US ADRs. The interim dividend will be paid to holders of ordinary shares and US ADRs on 24 April 2025. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 21 March 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 9 April 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three days preceding the sterling equivalent announcement of the interim dividend. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 21 March 2025.

To view the interim results document in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7500V_1-2025-2-3.pdf

Pre-recorded audio webcast and presentation slides
At 07:05 (UK time) on Tuesday 4 February 2025, Debra Crew, Chief Executive and Nik Jhangiani, Chief Financial Officer, will present Diageo's interim results as a pre-recorded audio webcast. This will be available to view at www.diageo.com/en/investors/results-reports-and-events/2025-interim-results. The presentation slides and script will also be available to download at this time.

Live Q&A conference call
Debra Crew and Nik Jhangiani will be hosting a Q&A conference call on Tuesday 4 February 2025 at 09:30-10:15 (UK time). For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility.
Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0800 358 1035
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Passcode:	389803

Transcript and audio recording
Following the Q&A conference call, a transcript and audio recording will be available from the link below:

www.diageo.com/en/investors/results-reports-and-events/2025-interim-results

Key dates
Trading Update	19 May 2025
Guinness Investor and Analyst Event	19-20 May 2025
Preliminary Results for year ending 30 June 2025	5 August 2025

Enquiries

Investors:	Sonya Ghobrial	+44 (0)7392 784784
	Andy Ryan	+44 (0)7803 854842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media:	Brendan O'Grady	+44 (0)7812 183750
	Rebecca Perry	+44 (0)7590 809101
	Clare Cavana	+44 (0)7751 742072
	Isabel Batchelor	+44 (0)7731 988857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 04 February 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Diageo Interim Results 2025